Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Enters into Definitive Agreement for Going Private Transaction

Beijing, China, September 27, 2012 — China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kingbird Investment Inc. (“Parent”), a Cayman Islands exempted company with limited liability and beneficially owned by Ms. Yuhuan Zhu, the wife of Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, and Kingbird Mergerco. Inc., a Cayman Islands exempted company with limited liability and a direct wholly-owned subsidiary of Parent (“Merger Sub”).

Subject to satisfaction of the Merger Agreement’s terms and conditions, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (the “Shares”) will be canceled and cease to exist in exchange for the right to receive $0.725 without interest, and each ADS, which represents eight Shares, will represent the right to surrender the ADS in exchange for $5.80 in cash without interest, except for (a) Shares owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the effective time of the Merger, which will be cancelled, cease to exist and receive no consideration, (b) Shares beneficially owned by Mr. Xue or his affiliates immediately prior to the effective time of the Merger, which will survive the Merger and receive no consideration, and (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger under the Cayman Companies Law (the “Dissenting Shares”), which will be cancelled for the right to payment of fair value of the Dissenting Shares in accordance with the Cayman Companies Law. The offer represents a premium of 56.8% over the Company’s closing price of $3.70 per ADS on May 8, 2012, the last trading day prior to the Company’s announcement of its receipt of a “going-private” proposal and a premium of 101.1% to the volume-weighted average closing price of the Company’s ADSs during the 90 trading days prior to May 8, 2012.

Merger Sub has entered into a facility agreement with China Grand Enterprises (HK) Limited, a company incorporated in Hong Kong, to finance the transactions contemplated by the Merger Agreement. Subject to the completion of, and immediately following, the Merger, Mr. Baizhong Xue and Ms. Yuhuan Zhu will cause Surplus International Investment Limited, the Hong Kong subsidiary of the Company, to transfer 55% of the equity interests in the three PRC subsidiaries of the Company to China Grand Enterprises Group Co., Ltd. (“CGE”), an investment management company based in China covering a wide range of sectors including healthcare, real estate, logistics and financial services, and an affiliate of China Grand Enterprises (HK) Limited, in accordance with a framework agreement among Mr. Baizhong Xue, Ms. Yuhuan Zhu and CGE. The proceeds from the transfer of equity interests will be used to repay the loan under, and in accordance with the terms and conditions, of the facility agreement.

The Company’s Board of Directors, acting upon the unanimous recommendation of an independent committee of the Board of Directors comprising solely independent and disinterested directors (the “Independent Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Independent Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close before the end of the first quarter of 2013, is subject to the approval of the Merger Agreement by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger, as well as certain other customary closing conditions. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on The NASDAQ Global Market.

Lazard Asia (Hong Kong) Limited and Houlihan Lokey (China) Limited are serving as financial advisors to the Independent Committee. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to the Independent Committee, and Maples and Calder is serving as Cayman Islands legal advisor to the Independent Committee. Kirkland & Ellis International LLP is serving as U.S. legal advisor to Mr. Baizhong Xue.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed merger, which will include the Merger Agreement and related documents. All parties desiring details regarding the proposed merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the proposed Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or telephone number:

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Telephone: +86-24-2469-6033

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s stockholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed Merger go forward.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 4,200 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis; and alpha lipoic acid capsules, or ALA, an antioxidant product that addresses diabetic neuropathy. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Forward-Looking Statements

This press release contains forward-looking statements relating to the potential acquisition of the Company by an affiliate of Mr. Baizhong Xue, including the expected date of closing of the Merger. These are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how the Company’s shareholders will vote at the extraordinary general meeting; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. These forward-looking statements reflect the Company’s expectations as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

China Nuokang Bio-Pharmaceutical Inc.

Mr. Steven Duan

Vice President of Investor Relations

Email: dsz@nkbp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 or (646) 405-5180

Email: robert.koepp@icrinc.com

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